December 31, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Sunrise Telecom Incorporated

Form 10-K for the Fiscal Year ended December 31, 2007

File No. 0-30757

Dear Mr. Spirgel:

We have received your letter, dated November 26, 2008, conveying comments of the staff of the Securities and Exchange Commission (“Commission” or “SEC”) regarding the above-referenced filing of Sunrise Telecom Incorporated (“Company”). Responses to your comments are provided below. For ease of reference, we have set forth below each of the staff’s comments in bold, italicized text in the same numbered order in which they appear in your letter. We provide these remarks to you in response to your comments and propose that we not amend the existing filing, but that we take these comments into account in our future filings. Please be advised that we recently filed our Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2008. We expect to file the remaining 2008 Form 10-Q shortly, and to file our Annual Report on Form 10-K for the year ended December 31, 2008 on a timely basis. We propose to reflect the resolution of the staff’s comments in the forthcoming Form 10-K. Our EDGAR submission of this response letter will be made promptly after the holidays.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 33

Comparison of the years ended December 31, 2007, 2006 and 2005, page 36

1.

In your comparisons of net sales, cost of sales and gross margin, there is not a lot of detailed analysis of the large fluctuations between each of these years. You state which products had decreased sales but do not state why nor make a connection from these declines to the significant increases experienced in the previous year. Also, you address the increase in cost of sales by stating that gross margin is down because of higher direct material cost of sales and a charge for excess and obsolete inventory but don’t state how much either accounts for the total change or expand on why these have occurred. Revise to quantify both contributing factors; amounts attributed to higher material costs and the charge for excess and obsolete inventory. Please expand your year over year comparisons to include more detailed analysis of trends and further explanations as to how and why they are affecting your business.

Response:

We will revise our future filings to provide fuller explanations for why revenues and cost of sales fluctuated. We will also quantify, to the extent possible and practicable, the factors that materially contributed to the fluctuations. We anticipate that such expanded disclosure would be as follows for the comparison of the years ended December 31, 2007, 2006 and 2005 (although we do not plan to amend our prior filings to reflect the revised discussion):

Net Sales by Product Category

Net sales decreased 6% to $93.4 million in 2007 from $99.9 million in 2006. The decrease was primarily attributable to a slower than anticipated roll out of triple play services by several major customers. Wireline access product sales declined approximately $2.4 million primarily due to approximately $3.5 million of decreased sales of our Home Test Toolkit “HTT” product related to a delay in the triple play implementation by one of our largest customers, offset in part by an increase of approximately $2.0 million in sales of our SunSet MTT “SSMTT” product related to DSL deployments by large customers. Cable broadband sales decreased approximately $3.6 million primarily due to approximately $2.7 million decreased sales of our triple play products and a decline of approximately $0.9 million in sales of our older established products. Signaling product sales declined $0.8 million due to timing of orders and the cyclical nature of our protocol systems business.

Net sales increased 46% to $99.9 million in 2006 from $68.5 million in 2005. The increase was primarily attributable to the launch of triple play services by communications service providers and the expansion of our direct sales force internationally and in the United States. Wireline access product sales increased approximately $12.8 million primarily due to the $5.2 million increase in sales of our HTT product related to the implementation of triple play services by one of our largest customers, $3.7 million increase in sales of our SSMTT product and $3.0 million of our XDSL product for DSL deployments. Cable broadband product sales increased primarily due to increased demand for triple play products, particularly our newly-introduced CM750 product line for fiber-to-the-home deployments. Fiber optic product sales increased primarily due to several major customers upgrading their fiber optic networks in anticipation of delivering triple play services to the home. The increase in signaling sales was primarily due to new product introductions.

Net Sales by Geography

Our U.S. sales declined $12.1 million in 2007 compared to 2006, due to decreased sales of our wireline access and cable broadband products as major customers delayed deployments of triple play services. International sales increased $5.6 million, to 57% of net sales, in 2007, from 48% of net sales in 2006. Our growth in Europe/Africa/Middle East in 2007 reflects a $5.4 million increase in sales of wireline access products, partially offset by a decline in sales of our fiber optics products. This increase in wireline access sales internationally was primarily due to a European service provider rolling out triple play services.

Our U.S. sales increased $17.2 million in 2006 compared to 2005, primarily due to increased sales of wireline access and cable broadband products as major customers launched triple play services. International sales increased $14.1 million, to 48% of net sales in 2006, from 49% of net sales in 2005. Our growth in Europe/Africa/Middle East reflected the results of our ongoing development of distribution channels in these regions, including opening direct sales offices.

Cost of Sales

Gross margins were 61% and 65% for 2007 and 2006, respectively. The increase in cost of sales as a percentage of sales in 2007 compared to 2006 was primarily the result of higher direct material costs and charges for excess and obsolete inventory aggregating $2.7 million during 2007. The higher charge for excess and obsolete inventory in 2007 was due to product transitions.

The increase in cost of sales as a percentage of sales to 35% from 33% in 2006 compared to 2005 was the result of product mix and increased pricing pressures as a result of increased competition for the triple play business. Our gross margin percentage is susceptible to change from variations in our product mix, changes in the proportion of our sales to international customers and pricing pressures.

2.	Notes to Consolidated Financial Statements, page 54

Your significant accounting policies disclosures do not include a discussion on determining the valuation of excess and obsolete inventory. However you do consider this to be a critical accounting policy as you included it on page 42. In addition on page 37 you note that one of the reasons for the increase in costs of sales was due to a charge for excess and obsolete inventory. Revise to disclose your policy for determining the valuation of excess and obsolete inventory. In your response please include a draft of your proposed disclosures.

Response:

The Company will replace its disclosures for Valuation of Excess and Obsolete Inventory with the following disclosures in future filings under its “Significant Accounting Policies” footnote:

Valuation of inventories

Inventories are recorded at the lower of cost determined on a first-in-first-out basis (approximated by average cost) or market. The Company compares its inventory on hand against projected demand, and records provisions for excess and obsolete inventories when the inventory on hand exceeds management’s estimate of future demand for such inventory. This evaluation includes an analysis of historical and forecasted sales levels by product and a review of other factors such as competitiveness of product offerings, market conditions and product life cycles. Inventories on hand in excess of forecasted demand are reserved with a charge to cost of sales. If an inventory item is reserved, a new cost basis for that inventory item is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this inventory item is subsequently sold or otherwise disposed of, then the related reserve is reversed, resulting in lower costs and higher gross margins relating to the sale or disposition of such inventory.

3.	Notes (1) (c )Revenue Recognition, page 54

Your revenue recognition policy indicates that you have multiple element arrangements. With a view toward disclosure tell us about:

•	The scope and nature of the arrangements;

•	The deliverables in the arrangements;

•	The deliverables you identified as separate units of accounting;

•	The revenue recognition model used for each separate unit of accounting.

Also, in the third paragraph of this note you state that revenue from services and support provided under the extended warranty programs is recognized on a straight-line basis over the warranty period. Please tell us what services you provide outside of those under the extended warranty programs (where delivery of such service would be a criterion of revenue recognition) and provide us with some examples of your multiple element arrangements. Please also include in your response the amount of revenue generated from those services and the multiple element arrangements for the year ended December 31, 2007.

Response:

The Company’s sales transactions have historically consisted only of sales of products. The Company recently started to offer its customers a one to two-year extended warranty service as part of the product sale arrangement. The extended warranty service is also offered and sold at a later date if not purchased at time of sale. When offered with the product sale, the Company follows the guidance in EITF 00-21, Revenue Arrangements with Multiple Deliverables. Fair value of the extended warranty services exists and is based on the price when the service is sold separately. The Company defers revenue from the extended warranty service arrangement and recognizes such revenue on a straight line basis over the service period. Revenue generated from these extended warranty services was less than $0.2 million in 2007. We currently do not provide any other services outside of those under the extended warranty programs.

The Company will modify its disclosures in “Significant Accounting Policies” Note 1 (c) in the future to clarify its accounting policy.

* * *

As requested, please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 360-1944.

Sincerely,

/s/ Kirk O. Williams
Kirk O. Williams Chief Legal & Compliance Officer, Secretary